Exhibit 99.1

Oncolytics Biotech® Inc. and Adlai Nortye Enter into USD $86.6 Million Regional Licensing Agreement for REOLYSIN®

•	Regional license covers China, Hong Kong, Macau, Singapore, South Korea and Taiwan
•	Oncolytics to receive upfront, licensing fee and milestone payments to support phase 3 registration study of USD $21.2 million, and eligible to receive up to an additional USD $65.4 million upon achievement of clinical, regulatory and commercialization milestones
•	Upon Adlai Nortye's commercialization of REOLYSIN®, Oncolytics is eligible to receive double digit royalty payments
•	Management to host webcast and conference call tomorrow, November 17, 2017 at 8:30 am ET for Analysts and Institutional Investors

CALGARY and SAN DIEGO, CA, Nov. 16, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company), a biotech company developing REOLYSIN®, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn 'cold' tumors 'hot', today announced that it has entered into a Regional Licensing Agreement (The Agreement) with Adlai Nortye (Adlai), a biopharmaceutical company focused on discovering and developing important new treatments for cancer and metabolic diseases. Under the terms of The Agreement, Adlai will have exclusive development and commercialization rights to REOLYSIN in China, Hong Kong, Macau, Singapore, South Korea and Taiwan.

"Adlai Nortye has a top-tier clinical, regulatory and commercial team with global experience, that will be able to gain significant regional exposure for REOLYSIN upon potential approval, following our phase 3 study in HR+/HER2- metastatic breast cancer," said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. "China is the fastest growing pharmaceutical market in the world, and we are delighted to be able to unlock value for Oncolytics and our shareholders through this regional partnership. We're very happy this was able to happen as expediently as it did following our end-of-phase two meeting with the FDA.  On the back of that meeting we also have escalated our efforts to find a suitable global or larger regional partner, in regions such as Europe or Japan, and look forward to providing updates on our progress in the first half of 2018."

"With its impressive clinical data coupled with its unique and novel mechanism, REOLYSIN will be an instrumental component in furthering the development of our oncology pipeline," said Carsten Lu, CEO of Adlai Nortye. "It immediately makes Adlai Nortye a late stage biotechnology company and REOLYSIN itself becomes our lead product. Given its potential in multiple oncological indications and its ability to be used in combination with multiple chemotherapies and immunotherapies, REOLYSIN will help to broaden future therapies made available by Adlai Nortye and advance us towards commercialization."

Terms of The Agreement
Oncolytics will receive an upfront licensing fee and milestone payments to support the phase 3 registration study in metastatic breast cancer (mBC) of USD $21.2 million, and is eligible to receive up to an additional USD $65.4 million upon achievement of clinical, regulatory and commercialization milestones.  Oncolytics is also eligible to receive double digit royalty payments associated with the commercialization of REOLYSIN for all indications, subject to regulatory approval.  Included in the USD $21.2 million:

•	Upfront payments of USD $5.3 million
•	Two milestone payments totalling USD $8 million made up of two common share purchase warrants:
•	One common share purchase warrant of USD $2 million whereby, upon exercise, Adlai may purchase Oncolytics' common shares priced at a 120% premium of the five-day weighted average closing price immediately preceding the exercise date. Oncolytics has the right to call this warrant when the first patient is enrolled in the phase 3 mBC study or six months after execution of The Agreement, whichever is later.
•	One common share purchase warrant of USD $6 million whereby, upon exercise, Adlai may purchase Oncolytics' common shares priced at a 120% premium of the five-day weighted average closing price immediately preceding the exercise date. Oncolytics has the right to call this warrant upon the enrollment of the 50th patient in the phase 3 mBC study.
•	USD $7.9 million based on certain regulatory advancements.

Oncolytics recently had a favorable End-of-Phase 2 Meeting with the United States Food and Drug Administration that outlined a single, 400-patient phase 3 study focused on HR+/HER2- patients.  The Company expects to have formal guidance back from the European Medicines Agency (EMA) before the end of the year and to begin enrolling patients in its phase 3 study in mid-2018.

Adlai Nortye will be responsible for all clinical, regulatory and commercialization activities in its territories. Oncolytics maintains exclusive rights outside of these territories and will be responsible for all development outside of these territories.

Webcast and Conference Call
Oncolytics management will host a conference call for Analysts and Institutional Investors regarding this announcement tomorrow, November 17, 2017 at 8:30 am ET.  The live call may be accessed by dialing (888) 231-8191 for callers in North America.  Overseas callers should contact investor relations for the toll-free dial information for their region.  A replay of this call will be available approximately two hours after the call is ended at 855-859-2056 using the replay code 8987978 and will be available for three months.

A live audio webcast of the call will be accessible on the Investor Relations page of Oncolytics' website at www.oncolyticsbiotech.com and will be archived for a full year.

About REOLYSIN
REOLYSIN is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning 'cold' tumors 'hot' – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

About Adlai Nortye
Adlai Nortye is a science-led biopharmaceutical company dedicated to discovering, developing and commercializing new drugs. We focus on discovering and developing important new treatments for cancer and metabolic diseases. Our mission is to improve patient lives by identifying and acquiring differentiated innovative medicines that help people live better, live longer.

We have 19 patents granted and 7 PCT published. With extensive experience in peptide and protein drugs, we have expanded our expertise into small molecules and therapeutic antibodies. Through close collaborations with global partners, we have successfully positioned ourselves in the fields of immuno-oncology and metabolic diseases and have several programs ongoing from early pre-clinical to phase 3 ready.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the anticipated benefits of the regional licensing agreement to the Company; the amount and use of proceeds to be received by the Company, and the timing thereof, under the regional licensing agreement and the exercise of the warrants; the amount of royalties payable to the Company under the regional licensing agreement; the ability of the Company to achieve the clinical, regulatory and commercialization milestones contemplated by the regional licensing agreement and the warrants; the timing and anticipated results of the Company's proposed clinical development program; the timing of anticipated guidance from the EMA; the ability of the Company to achieve its goals to find additional global partners; the Company's planned operations; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/16/c5746.html

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For further information: Investor Relations & Company Contact: Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; Media Contact: Mark Corbae, Canale Communications, 619-849-5375, mark@canalecomm.com

CO: Oncolytics Biotech Inc.

CNW 17:00e 16-NOV-17